Exhibit (a)(1)(v)
PRESS RELEASE
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, Va. 20191
(703) 390-5100
http://www.nii.com
Contacts:
Investor Relations: Tim Perrott
(703) 390-5113

tim.perrott@nii.com
Media Relations: Claudia E. Restrepo
(786) 251-7020
claudia.restrepo@nii.com
NII Holdings Announces Commencement of Tender Offer
for the Early Conversion of its 3 1/2% Convertible Notes due 2033
RESTON, Va. —November 13, 2006 — NII Holdings, Inc. (Nasdaq: NIHD) (the “Company”) announced today that it has commenced a tender offer (the “Offer”) with respect to its 3 1/2% Convertible Notes due 2033 (the “Notes”) in which it is offering to pay a cash inducement premium of $50.00, plus accrued and unpaid interest up to (but not including) the conversion date, for each $1,000 principal amount of Notes that are validly tendered and accepted for conversion into shares of the Company’s common stock pursuant to the terms of the Offer and the Notes. Notes must be tendered prior to 5:00 p.m., New York City time, on December 12, 2006, unless extended. The Company expects the conversion date to be the second business day after the expiration of the Offer.
The Offer is being made pursuant to an Offering Circular and a related Letter of Transmittal, each dated as of November 13, 2006. The Offer is subject to several conditions and the Company may amend, extend or terminate the Offer in its reasonable discretion.

The Notes are currently convertible into shares of the Company’s common stock at a conversion rate of 75.00 shares per $1,000 principal amount of the Notes. The outstanding Notes have an aggregate principal amount of $91,362,000 and are redeemable by the Company beginning on September 20, 2008.
Assuming all of the outstanding Notes are tendered for conversion pursuant to the Offer, the Company’s total cash premium payment to the holders of the Notes, plus accrued and unpaid interest, would be approximately $5.4 million and would be funded from cash on hand. The total number of shares of the Company’s common stock issuable upon the conversion of all of the outstanding Notes would be 6,852,150 shares. Based on the number of shares of the Company’s common stock outstanding on November 8, 2006, if all of the outstanding Notes are converted into shares of the Company’s common stock pursuant to the Offer, the number of outstanding shares of common stock would increase to 161.6 million. Full conversion of the Notes also would reduce the Company’s total consolidated debt by $91.4 million and annual interest expense attributable to the Notes of approximately $3.2 million would be eliminated. The total cash payments and costs associated with the Offer will be expensed during the fourth quarter of 2006.
This press release is not an offer to purchase, or a solicitation of an offer to sell the Notes, which will be made only on the terms and subject to the conditions described in the Offering Circular and related documents, dated November 13, 2006, which will be distributed to the holders of the Notes. Copies of these documents will also be filed with the Securities and Exchange Commission today as exhibits to a Schedule TO. MacKenzie Partners, Inc. will serve as the information agent for the Offer. Holders of Notes who want copies of the Offering Circular and related documents or who have questions about the Offer should contact the information agent at (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free).
About NII Holdings, Inc.
NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Argentina, Brazil, Mexico and Peru, offering a fully integrated wireless communications tool with digital cellular service, text/numeric paging, wireless Internet access and Nextel Direct Connect®, a digital two-way radio feature. NII Holdings, Inc. trades on the NASDAQ market under the symbol NIHD. Visit the Company’s website at http://www.nii.com.
Nextel, the Nextel logo, Nextel Online, Nextel Business Networks and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc., a wholly-owned subsidiary of SprintNextel Corporation.
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